Via Facsimile and U.S. Mail
Mail Stop 6010

March 13, 2006

Mr. Yoram Drucker
Chief Operating Officer
Brainstorm Cell Therapeutics Inc.
1350 Avenue of the Americas
New York, NY 10019

> **Re:** **Brainstorm Cell Therapeutics Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2005**
> **File No. 333-61610**

Dear Mr. Drucker:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief